The Gabelli Dividend & Income Trust

One Corporate Center

Rye, New York 10580-1422

June 14, 2016

VIA EDGAR

Deborah D. Skeens

Senior Counsel – Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Dividend & Income Trust
(File Nos. 333-210990 & 811-21423)

Dear Ms. Skeens:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Dividend & Income Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Friday, June 17, 2016, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ Bruce N. Alpert
Name:	Bruce N. Alpert
Title:	President